

06050377

SECURI ...IISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

AUG 2 5 2006

SEC FILE NUMBER
8- 33980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/05___ AND ENDING ___06/30/06___
................MM/DD/YY..MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chauner Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Skokie Blvd.   #525
(No. and Street)

Northbrook   IL   60062
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frank Chauner   847-509-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Hipp, CPA
(Name – *if individual, state last, first, middle name*)

936 Ridge Court   Evanston   IL   60202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Frank Chauner__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Chauner Securities, Inc.__ , as of __June 30__ , 20 __06__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

```
OFFICIAL SEAL
ROBERT P SOWERSBY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/22/09
```

Frank B. Chauner
Signature

President
Title

Robert P. Sowersby
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAUNER SECURITIES, INC.

FINANCIAL STATEMENTS

JUNE 30, 2006

Chaner Securities, Inc.
Financial Statements
June 30, 2006

TABLE OF CONTENTS

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IlL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2006 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chauner Securities, Inc. as of June 30, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Robert J. Hipp
Certified Public Accountant

August 20, 2006

CHAUNER SECURITIES, INC.

Statement of Financial Condition
June 30, 2006

ASSETS

Cash	$	86,622
Other Securities		4,370
Accounts Receivable		315
Total Assets	$	91,307

LIABILITIES AND STOCKHOLDERS EQUITY

Accrued Commissions	$	979
Accrued Income Taxes		1,030
Total Liabilities		2,009
Stockholder's Equity:		
Common Stock, $.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding		10
Paid-in Capital		9,990
Retained Earnings		79,298
Total Stockholder's Equity		89,298
Total Liabilities and Stockholder's Equity	$	91,307

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Operations
For the Year Ended June 30, 2006

Revenue:		
Commissions	$	2,362,365
Managing Dealer Fees		245,127
Mutual Fund Fees & Commissions		124,135
Other Rep Fees		27,079
Other Fees		127,533
Interest Income		6,334
Other Income		835
Total Revenue		2,893,408
Expenses:		
Commissions		2,252,890
Service Fees Paid to Affiliate		523,880
Regulatory Expenses		20,535
Rep. Service Fees		88,407
Legal & Accounting		2,200
Other Expenses		766
Total Expenses		2,888,678
Net Income Before Taxes	$	4,730
Provision for Income Taxes		1,030
Net Income	$	3,700

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2006

Stockholder's Equity - Beginning of Year	$	85,598
Net Income from Operations		3,700
Stockholder's Equity - End of Year	$	89,298

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Statement of Cash Flows
For the Year Ended June 30, 2006

Cash Flows from Operating Activities		
Total Revenue	$	2,936,504
Expenses		(2,916,030)
Net Cash Flows from Operating Activities		20,474
Cash Flows from Investing Activities		
Net Increase in Money Market & Other Securities		(169)
Net Cash Flows from Investing Activities		(169)
Cash Flows from Financing Activities		0
Net Cash Flows		20,305
Cash Balance - Beginning of Year		66,317
Cash Balance - End of Year	$	86,622

The accompanying notes are an integral part
of these financial statements

CHAUNER SECURITIES, INC.

Notes to Financial Statements
June 30, 2006

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity:

Chauner Securities, Inc. (the Company) was incorporated on April 10, 1985. The Company is a registered securities broker-dealer.

Income Recognition:

Commission income and expense are recognized as of the settlement date. All other income and expenses are recognized as incurred.

Income Taxes:

The Company uses the accrual method of accounting for both financial statement and income tax purposes. The Company changed to the accrual basis of accounting for tax purposes in the fiscal year ended June 30, 2003, recognizing in that year additional income resulting from the change in accounting method. The income tax liability for the year ended June 30, 2006 of $1,030.00 is reflected as a liability on the balance sheet.

NOTE 2 – TRANSACTIONS WITH RELATED PARTIES:

The Company shares office space and services with a related entity. Rent and office services are allocated based upon agreement between the respective managements.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equivalent to the greater of $5,000.00 or six and two-thirds percent of "aggregate indebtedness", as these terms are defined.

Net capital and aggregate indebtedness fluctuate on a daily basis. The net capital and net capital requirement on June 30, 2006 were $88,896.00 and $5,000.00, respectively. The net capital rule could restrict the future payment of cash dividends.

SUPPLEMENTARY INFORMATION

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IIL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the Statement of Financial Condition of Chauner Securities, Inc. as of June 30, 2006 and the related statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended, and have issued my report thereon dated August 20, 2006. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In connection with my examination, I have also examined the supplementary schedules on pages 3, 4, 6 and 7 of the Financial and Operational Combined Uniform Single (FOCUS) Report, Part IIA, as prescribed in Rule 17a-5 of the General Rules and Regulations of the Securities and Exchange Commission. Further, any difference between the Audited Computation of Net Capital under Rule 15c3-1 and the computation of 15c3-3 reserve requirements, and the Unaudited Part IIA of the FOCUS report of June 30, 2004, are reconciled in the attached supplementary schedules. I also determined that Chauner Securities, Inc., during the year ended June 30, 2006, was in compliance with the exemptive provisions of Rule 15c3-3,(k)(2)(A) in that it carried no margin accounts, handled no customer funds or securities, and held no funds or securities for, nor owed any money or securities to its customers. In my opinion, the supplementary schedules examined by me at June 30, 2006 present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

Robert J. Hipp
Certified Public Accountant

August 20, 2006

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2006

Computation of Net Capital Under Rule 15c3-1

Total Ownership Equity - Statement of Financial Condition	$	89,298
Net Capital Before Haircuts on Securities		89,298
Other Securities (2%)		(87)
Non-Allowable Assets		(315)
Net Capital	$	88,896

Computation of Net Capital Requirements

Minimum Capital (6 2/3% of aggregate indebtedness)	$	134
Minimum dollar net capital		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	83,896

Computation of Aggregate Indebtedness

Total Liabilities - Statement of Financial Condition	$	2,257
Total Aggregate Indebtedness	$	2,257

CHAUNER SECURITIES, INC.

Supplementary Schedules
June 30, 2006

Reconciliation of Net Capital per Financial Statement to
Net Capital per FOCUS Report

Net Capital - Page 11	$	88,896
Net Capital - FOCUS Report		88,926
Difference	$	(30)
Void Checks	$	1,000
Accrued Income Taxes		(1,030)
Difference	$	(30)

CHAUNER SECURITIES, INC.

Exemptive Provision Under Rule 15c3-3
June 30, 2006

The Company claims and exemption from Rule 15c3-3 under the provisions of Section B (k)(2)(A) "Special Account for the Exclusive Benefit of Customers" maintained.

ROBERT J. HIPP, CPA

936 Ridge Court
Evanston, IIL 60202
847-869-9007
Fax - 847-866-6430
roberthipp@aol.com

To the Board of Directors
Chauner Securities, Inc.

I have examined the financial statements of Chauner Securities, Inc. for the year ended June 30, 2006, and have issued my report thereon dated August 20, 2006. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent that I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by Rule 17a-13 or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of both control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the related practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from the unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-6(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of control procedures and practices to future

periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express and opinion on the system of internal control of Chauner Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the Commission's objectives.

This report is intended solely or the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Robert J. Hipp
Certified Public Accountant

August 20, 2006